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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       --------------------------------
                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____)*

                         WHITNEY AMERICAN CORPORATION
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                               (Name of Issuer)

                        COMMON STOCK, $.00001 PAR VALUE
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                        (Title of Class of Securities)


                                  966591 10 9
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                                (CUSIP Number)

               HECTOR I. HERNANDEZ, SR, EXECUTIVE VICE PRESIDENT
                                   SECRETARY
                              TEL. (703) 893-0582
            8150 LEESBURG PIKE, SUITE 1200, VIENNA, VIRGINIA 22182
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         (Name, Address, and Telephone number of Person Authorized to
                      Receive Notices and Communications)

                                MARCH 10, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check here [_].

Check here if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 966591 10 9                  13D                      Page 2 of 4

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     1    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Juan  J. Gutierrez
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     2    CHECK THE APPROPRIATE BOX IF A GROUP          (a) [ ]
                                                        (b) [ ]

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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS
          OO
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2 (d) or 2(e)
                                                                [ ]
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

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                         7     SOLE VOTING POWER
      NUMBER OF                3,110,001 SHARES OF COMMON STOCK
       SHARES                  -------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
                               -------------------------------------------------
      OWNED BY           9     SOLE DISPOSITIVE POWER
        EACH                   3,110,001 SHARES OF COMMON STOCK
      REPORTING                -------------------------------------------------

       PERSON          10     SHARED DISPOSITIVE POWER
        WITH

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          3,110,001 SHARES OF COMMON STOCK THROUGH INTERAMERICA TECHNOLOGIES INC. A DISTRICT OF COLUMBIA CORPORATION PLUS 350,000 STOCK OPTIONS EQUALS 3, 460,001.
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ANY SHARES [ ]

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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
          36%, BASED UPON 9,712,515 SHARES OF COMMON STOCK OUTSTANDING AS OF MARCH 12, 1998
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     14   TYPE OF REPORTING PERSON
                                                   IN
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CUSIP 966591 10 9                                               PAGE 3 OF 4
                                                                     -    -

ITEM 1. SECURITY AND ISSUER.

        Title of class of equity securities:
        ------------------------------------

        Common Stock, $.00001 par value

        Name and address of principal executive offices of issuer:
        ----------------------------------------------------------

        WHITNEY AMERICAN CORPORATION, A Delaware corporation
        8150 Leesburg Pike, Suite 1200
        Vienna, Virginia 22182

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed by Juan J. Gutierrez with respect to the shares of Common Stock beneficially owned by him, including those controlled by him as the sole shareholder in Interamerica Technologies Inc., and he shares of Common Stock owned by it.

        (b) 8150 Leesburg Pike, suite 1200, Vienna, Virginia 22182.

        (c) Chairman and Chief Executive Officer of Whitney American Corporation, the issuer.

        (d) The reporting person has not been, within the preceding five years, convicted in a criminal proceeding (excluding traffic and similar misdemeanors).

        (e) The reporting person has not, within the preceding five years, been party to a civil proceeding of the type described in part (e) of
            Item 2 of Schedule 13D, relating to violations of federal or state security laws.

        (f) The reporting person is a citizen of the United States of America. Interamerica Technologies Inc. is a District of Columbia corporation.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The securities were acquired by the reporting person in a tax-free exchange pursuant to a Stock Exchange Agreement among the issuer ,Kemron Environmental Services, Inc("Kemron") and the shareholders of Kemron, including the reporting person. As part of this transaction, the reporting person transferred to the issuer certain shares owned in Kemron by the reporting person, and the issuer in exchange issued shares of its common stock to the reporting person.


ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction herein reported was for the issuer to acquire ownership of Kemron from the reporting person and other Kemron shareholders and for the reporting person to become an officer and director of the issuer. Otherwise, the reporting person has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
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CUSIP 966591 10 9                                               PAGE 4 OF 4
                                                                     -    -


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The aggregate number of shares beneficially owned by Juan J.
            Gutierrez:

               (i)      Juan J. Gutierrez  2,222,223  shares
               (ii)     Juan J. Gutierrez    350,000  stock options
               (iii)    Interamerica         887,778  shares
                        Total              3,460,001

        (b) The reporting person has the sole power to vote and to dispose all of the shares beneficially owned.

        (c) NONE.

        (d) NONE.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The reporting person is not party to any contract, arrangement, understanding or relationship (Legal or otherwise) required to be disclosed by
Item 6 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following documents filed by the issuer, (Whitney American Corporation), with the Commission pursuant to the Exchange Act are incorporated herein by reference:

        1 Stock exchange agreement dated March 6, 1998, among the issuer, Kemron Environment Services, Inc("Kemron"), and the shareholders of Kemron, filed as exhibit 10.1 to the issuer's form 8-K filed
             March 25, 1998.

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March______, 1998

                                        By
                                          ------------------------------------
                                          Juan J. Gutierrez


                  ------------------------------------------
                        Interamerica Technologies, Inc.


                                       ------------------------------------
                                       Juan J. Gutierrez
                                       Chairman, Interamerica Technologies, Inc.